

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 3, 2017

Via E-mail
Mr. Jeffrey M. Stutz
Chief Financial Officer
Herman Miller, Inc.
855 East Main Ave
Zeeland, MI 49464

>   **Re: Herman Miller, Inc.**
>   **Form 10-K**
>   **Filed July 26, 2016**
>   **File No. 1-15141**

Dear Mr. Stutz:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended May 28, 2016

Management's Discussion and Analysis, page 17

1. We note the correction in the second quarter of fiscal 2016 of the "immaterial error" related to the accrual for product warranties. Please explain to us the following: i) the specific nature of the error related to this accrual; ii) how the error was detected; and iii) the period(s) in which the error occurred. Further tell us how you considered this error in determining that disclosures controls and procedures were effective at May 30, 2015 and at each subsequent reporting period.

Controls and Procedures, page 82

2. You disclose on page 21 the Enterprise Resource Planning System (ERP) at DWR was implemented during the second quarter of fiscal 2016. We further note disclosure in your Form 10-K for the year ending May 28, 2016 and Form 10-Q for the quarter

ending November 28, 2015 that you experienced interruptions associated with the implementation of the ERP and related remarks from the CEO in the Q&A portion of the fourth quarter of fiscal 2016 earnings call transcript regarding the implementation. To the extent the implementation of this system has materially affected your internal controls over financial reporting or resulted in any material changes to internal controls over financial reporting, you should provide disclosures required by Item 308(c) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3854 with any questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and
Construction